UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

140 Paya Lebar Road #07-02
AZ @ Paya Lebar, Singapore 409015

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On October 10, 2025, an Extraordinary General Meeting of Members (the “Meeting”) of iOThree Limited (the “Company”) was held at 10:00 a.m. local time (October 9, 2025, at 10:00 p.m. Eastern Time) at 161 Kallang Way, #07-01 and #07-08, Singapore, pursuant to notice duly given.

Shareholders of the Company’s ordinary shares, par value US$0.00625 per share (the “Ordinary Shares”), as of the close of business on September 11, 2025 (the “Record Date”), were entitled to receive notice of and vote at the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 25,650,000 Ordinary Shares issued and outstanding. A total of 18,935,165 Ordinary Shares (73.82%), constituting a quorum, were present in person or by valid proxies at the Meeting.

The shareholders voted on three proposals at the Meeting. The proposals were described in detail in the Company’s notice and proxy statement dated September 15, 2025, the relevant portions of which are incorporated herein by reference. At the Meeting, the shareholders adopted the following resolutions:

(a)	the authorized share capital of the Company be increased from US$500,000.00 divided into 80,000,000 ordinary shares of a par value US$0.00625 each to US$5,000,000.00 divided into 800,000,000 shares of a par value US$0.00625 each, comprising (i) 700,000,000 Ordinary Shares, (ii) 90,000,000 Class A shares, and (iii) 10,000,000 Preferred Shares, and that following the Capital Restructuring and subject to the adoption of the Second Amended and Restated Memorandum and Articles of Association (the “ARM&A”), the 14,282,400 issued Ordinary Shares registered in the name of iO3 Strategic Investments Limited be redesignated as 14,282,400 issued Class A Shares and the 4,927,200 issued Ordinary Shares registered in the name of All Wealthy International Limited be redesignated as 4,927,200 issued Class A Shares, in each case with immediate effect and having the rights and subject to the restrictions set out in the ARM&A.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
18,685,011 (98.67%)	250,010 (1.32%)	144 (0.01%)

(b)	A share consolidation of the Company’s issued and unissued shares, par value US$0.00625 each, be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion within 365 calendar days after the date of passing of these resolutions; and in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
18,745,459 (98.99%)	189,596 (1.00%)	110 (0.01%)

(c)	The ARM&A in the form produced to the meeting, be adopted in its entirety and in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company with immediate effect.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
18,673,855 (98.94%)	198,497 (1.05%)	62,813 (0.01%)

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-289327) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chief Executive Officer and Chairman

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